EXHIBIT 99.3




News Release                                   For more information, contact:
                                                        Mr. W. Scott Hartman
                                                             +352 46 37 56-1
                                        U.S. callers dial 011 352 46 37 56-1


                          SC-U.S. REALTY INCREASES
                 SHARE REPURCHASE PROGRAMME TO $200 MILLION


(29 June 1999) - SC-U.S. Realty (NYSE: RTY) (Amsterdam AEX Stock Exchange ISIN-Code: LU0060100673) announced today that its Board of Directors has authorised an increase in the company's share repurchase programme to $200 million. Since announcing the initial $100 million repurchase programme on 5 May 1999, the company has repurchased 6,030,255 shares for an aggregate cost of $117,955,550, representing approximately 7.0% of the company's shares outstanding. Additional share repurchases are expected to be made in open market and privately negotiated transactions, depending on market prices and other conditions, and may be discontinued at any time. If the remaining approximately $82 million of the authorised $200 million programme were fully executed, at current market prices, the repurchase in aggregate would represent approximately 12.0% of the company's shares outstanding prior to launching the original $100 million programme. The 12.0% would include the 7.0% already repurchased.

SC-U.S. Realty is a research-driven, growth-orientated real estate company focused on taking significant strategic investment positions in value-added real estate operating companies based in the United States. SC- U.S. Realty's strategic investments as of 31 March 1999 included ownership positions and commitments to six U.S. real estate operating companies with a combined market capitalisation of approximately $8.3 billion.

News releases and company information are available on the company's Internet web site at http://www.sc- usrealty.com.

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All monetary figures are expressed in United States currency.

In addition to historical information, this press release contains forward-looking statements. These statements are based on current expectations, estimates and projections about the industry and markets in which Security Capital U.S. Realty operates, management's beliefs and assumptions made by management. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Actual operating results may be affected by changes in international, national or local economic conditions, competitive market conditions, and conditions in the securities markets, and therefore, may differ materially from what is expressed or forecasted in this press release.